                                                                      EXHIBIT 12

                                         1999           1998           1997         1996         1995
                                        ------        ------         ------       ------        ------
Fixed Charges:
     Interest Expense-Borrowings        19,471         9,262          1,494          804           547
     Interest Expense-Deposits          16,545        15,485         14,711       13,593        12,290
     Implicit Interest Rent                105            40             51           27            16
                                        ------        ------         ------       ------        ------
Total Fixed Charges (a)                 36,121        24,787         16,256       14,424        12,853
Earnings                                 9,924         6,575          6,695        5,642         6,245
Earnings (b)                            29,500        15,877          8,240        6,473         6,808
Earnings (c)                            46,045        31,362         22,951       20,066        19,098
Ratio of Earnings to
     Fixed Charges:
     Excluding Interest on Deposits       1.51          1.71           5.33         7.79         12.09
    (b)
     Including Interest on Deposits       1.27          1.27           1.41         1.39          1.49
    (c)

(a) For purposes of such computation, the term "fixed charges" represents interest expense plus 33% of rental expense.

(b) For purposes of such computation, the term "earnings" represents earnings before provision for income taxes and cumulative effect of change in accounting principle plus interest on borrowings plus 33% of rental expense.

(c) For purposes of such computation, the term "earnings" represents earnings before provision for income taxes and cumulative effect of change in accounting principle plus total fixed charges.